Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated November 13, 2015

Relating to Preliminary Prospectus issued November 9, 2015

Registration Statement No. 333-207753

FITBIT, INC.

17,000,000 Shares of Class A Common Stock

Issuer Free Writing Prospectus

Dated November 13, 2015

This free writing prospectus relates to the public offering (the “Public Offering”) of Class A common stock of Fitbit, Inc. (“Fitbit”) and should be read together with the preliminary prospectus issued November 9, 2015 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-207753) (the “Registration Statement”) relating to this offering of Fitbit’s Class  A common stock, which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1447599/000119312515371916/d54385ds1a.htm

References to “Fitbit,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus. The following information updates and supplements the information contained in the Preliminary Prospectus.

Pricing of Follow-On Public Offering and Decrease in Number of Shares Offered

This free writing prospectus is being filed to announce the pricing of the Public Offering to which the Preliminary Prospectus and Registration Statement relate, and to advise investors of the decrease in the number of shares of Class A common stock being offered in such Public Offering. This free writing prospectus should be read together with the Preliminary Prospectus.

The price to the public of the Class A common stock being offered in the Public Offering is $29.00 per share, and underwriting discounts and commissions are $0.87 per share, for net proceeds of $28.13 per share to Fitbit and the selling stockholders (before deducting offering expenses).

The aggregate number of shares of Class A common stock being offered by Fitbit has been decreased to 3,000,000 shares from 7,000,000 shares. The number of additional shares of Class A common stock that the underwriters have an option to purchase from certain selling stockholders has been decreased to 2,550,000 shares from 3,150,000 shares, which decrease is proportionate to the decrease in the aggregate number of shares being offered by Fitbit and the selling stockholders in the Public Offering.

The Offering

Class A common stock offered by us	3,000,000 shares

Class A common stock offered by the selling stockholders	14,000,000 shares

Option to purchase additional shares offered by the selling stockholders	2,550,000 shares

Class A common stock to be outstanding after this offering	59,061,250 shares (61,611,250 shares if the option to purchase additional shares is exercised in full)

Class B common stock to be outstanding after this offering	152,611,008 shares (150,061,008 shares if the option to purchase additional shares is exercised in full)

Total Class A and Class B common stock to be outstanding after this offering	211,672,258 shares (211,672,258 shares if the option to purchase additional shares is exercised in full)

Use of proceeds	We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $82.7 million, based upon the public offering price of $29.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In connection with this offering, our co-founder, President, Chief Executive Officer, and Chairman, James Park, will sell 2,226,980 shares of Class A common stock, and our co-founder and Chief Technology Officer, Eric N. Friedman, will sell 1,113,490 shares of Class A common stock. In addition, other selling stockholders are selling an aggregate of 10,659,530 shares of Class A common stock.

Capitalization

The following table sets forth Fitbit’s cash, cash equivalents, and marketable securities and capitalization as of September 30, 2015 on an:

•	actual basis and

•	as adjusted basis giving effect to (i) the sale and issuance of the 3,000,000 shares of our Class A common stock offered by us in this offering based upon the public offering price of $29.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the issuance of 1,489,004 shares of our Class B common stock to certain selling stockholders upon the exercise of stock options in order to sell such shares in this offering, including net proceeds of $0.6 million received by us in connection with the exercise of such options, and (iii) the automatic conversion of 14,000,000 shares of our Class B common stock into an equivalent number of shares of our Class A common stock that will be sold by the selling stockholders in this offering.

	As of September 30, 2015
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents, and marketable securities	$575,478	$658,805

Total long-term debt	$—	$—

Stockholders’ equity:
Preferred stock, $0.0001 par value per share: 10,000,000 shares authorized, issued, and outstanding, actual and as adjusted	—	—
Class A common stock, $0.0001 par value per share: 600,000,000 shares authorized, 42,061,250 shares issued and outstanding, actual; 600,000,000 shares authorized, 59,061,250 shares issued and outstanding, as adjusted	4	6

	As of September 30, 2015
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Class B common stock, $0.0001 par value per share: 350,000,000 shares authorized, 165,122,004 shares issued and outstanding, actual; 350,000,000 shares authorized, 152,611,008 shares issued and outstanding, as adjusted	17	15
Additional paid-in capital	604,323	687,650
Accumulated other comprehensive income	1,074	1,074
Retained earnings	178,754	178,754

Total stockholders’ equity	784,172	867,499

Total capitalization	$784,172	$867,499

(1)	If the underwriters’ option to purchase additional shares is exercised in full, we would have 61,611,250 shares of our Class A common stock and 150,061,008 shares of our Class B common stock issued and outstanding, as adjusted.

Fitbit has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Fitbit has filed with the SEC for more complete information about Fitbit and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department; or from Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Attn: Prospectus Department, by telephone at (800) 503-4611, or by email at prospectus.cpdg@db.com; or from BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, by email at dg.prospectus_requests@baml.com; or from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: Barclaysprospectus@broadridge.com, telephone: (888) 603-5847; or from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146.